                                                                  Reed Smith LLP
                                                             1301 K Street, N.W.
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W. THOMAS CONNER                                             Tel +1 202 414 9200
Direct Phone:  +1 202 414 9208                               Fax +1 202 414 9299
Email:  tconner@reedsmith.com                                      reedsmith.com


October 29, 2014

BY ELECTRONIC MAIL AND EDGAR CORRESPONDENCE SUBMISSION

Keith A. Gregory
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

METLIFE INVESTORS USA SEPARATE ACCOUNT A
INITIAL REGISTRATION STATEMENT ON FORM N-4 (NATIONAL VERSION)
FILE NOS. 333-197993; 811-03365
-------------------------------

METROPOLITAN LIFE SEPARATE ACCOUNT E
INITIAL REGISTRATION STATEMENT ON FORM N-4 (NY VERSION)
FILE NOS. 333-198448; 811-04001
-------------------------------

Dear Mr. Gregory:

     On behalf of MetLife Investors USA Insurance Company ("MLI USA") and Metropolitan Life Insurance Company ("MLIC," and together with MLI USA, the "Companies") and their corresponding separate accounts, MetLife Investors USA Separate Account A and Metropolitan Life Separate Account E (each, a "Registrant," and collectively, the "Registrants"), we are responding to the comments that you provided to us by correspondence dated October 7, 2014 with regard to the initial registration statements on Form N-4 for the National Version and the NY Version that were filed under the Securities Act of 1933 (the "Securities Act"), on August 8, 2014 and August 28, 2014, respectively (collectively, the "Registration Statements").

     For ease of reference, each of the Staff's comments is set forth below, followed by the Companies' response. Unless noted otherwise, page references in their responses are to the pages in the courtesy copy of the National Version registration statement provided to the Staff. To the extent that a response indicates that the Companies propose revised disclosure, the revised prospectus or SAI filed herewith reflects the revised disclosure.

GENERAL COMMENTS

1.   Missing Information: Please confirm that all missing and/or bracketed
     -------------------
     information, including financial statements, exhibits and other required information, will be included in pre-effective amendments to the registration statements.


 NEW YORK . LONDON . HONG KONG . CHICAGO . WASHINGTON, D.C. . BEIJING . PARIS .. LOS ANGELES . SAN FRANCISCO . PHILADELPHIA . SHANGHAI . PITTSBURGH . HOUSTON
 SINGAPORE . MUNICH . ABU DHABI . PRINCETON . NORTHERN VIRGINIA . WILMINGTON
  . SILICON VALLEY . DUBAI . CENTURY CITY . RICHMOND . ATHENS . KAZAKHSTAN

                                                           US_ACTIVE-119509642.7

Keith A. Gregory                                             [LOGO OF REEDSMITH]
October 29, 2014
Page 2

          RESPONSE: The pre-effective amendments to the Registration Statements filed herewith include the financial statements, exhibits and other required information that was not included in the Registration Statements.

2.   Guarantees and Supports: Please clarify supplementally whether there are
     -----------------------
     any types of guarantees or support agreements with third parties to support any of the benefits or features under the contracts or whether the company will be solely responsible for any benefits or features associated with the contract.

          RESPONSE: There are no guarantees or support agreements with third parties.

PROSPECTUS

3.   Index of Special Terms:
     ----------------------

     a. INDEX OF SPECIAL TERMS: Please consider including the following Special Terms in the Index: Annuity Service Center, Asset Allocation Program, Commutation, Contract, Free Look, Required Minimum Distribution, and Return of Premium Death Benefit.

          RESPONSE: The Companies have carefully considered the usage of the terms listed above, as well as the context in which they are used, and determined that inclusion of a brief explanation of the terms "Free Look" and "Annuity Service Center" could be helpful to investors. Accordingly, we have revised the Index to include those terms. With respect to the term "Asset Allocation Program," we note that the asset allocation program is not part of the contract and is not offered through the respective prospectuses, but rather through the Form ADV
          Part II of MetLife Advisers, LLC ("MetLife Advisers"). Moreover, the term "asset allocation program" is merely a generic reference to the "Blueprint Models" referenced in the prospectus. Finally, the term "asset allocation program" is only used twice in the prospectus, including one time in a heading. Since the term is not used repeatedly throughout the prospectus, we do not believe a separate definition of this term is warranted.

          With respect to the terms, "Commutation," "Contract," "Required Minimum Distribution" and "Return of Premium Death Benefit," we respectfully submit that these terms are most readily understood when read in context and do not lend themselves readily to explanation in isolation. That is, a sufficient explanation of the meaning of these terms would necessarily entail detailed and lengthy additional explanation of the operation of the contract provisions to which they relate that would be duplicative of other existing disclosure in the prospectus and would not enhance an investor's comprehension of the product.

     b. GOOD ORDER (p. 52): Please provide a more specific definition of "Good Order" as well as the method by which you expect to receive communications from Owners under the various circumstances discussed in the Prospectus (e.g., "Allocation of Purchase Payments" on page 17
      ----

Keith A. Gregory                                             [LOGO OF REEDSMITH]
October 29, 2014
Page 3

     and "Changes to Beneficiaries" on page 53). In addition, please consider replacing generic disclosure such as "in a form acceptable to us" with "Good Order," as appropriate.

          RESPONSE: We respectfully submit that the term "Good Order" is adequately defined in the prospectus. As stated in the existing disclosure, the determination of whether a request or transaction is in "Good Order" primarily depends on whether it complies with the Companies' administrative procedures currently in effect. The Companies have adopted administrative procedures that reflect the specific information considered essential to accurately process the individual types of requests and transactions involved in the purchase and maintenance of a variable annuity contract. Even summarizing the procedures could add a significant number of pages and amount of minutiae to the prospectus. We believe that adding extensive new disclosure regarding the "Good Order" procedures for every type of request or transaction would obscure what the Companies believe contract owners need to fundamentally understand - that they need to be careful and thorough when completing transaction requests. As noted below, the prospectus provides ample information on how Owners can communicate with the Companies to determine the "Good Order" requirements applicable to, and procedures for initiating, any particular transaction.

          With respect to the Staff's comment regarding the methods by which the Companies expect to receive communications from Owners, we believe that the section titled "OTHER INFORMATION - Requests and Elections" already provides full disclosure concerning the requested information. This section specifies the means by which Owners should communicate with the Companies to submit a Purchase Payment and to make requests for service. Additionally, this section identifies the transactions that an Owner may make by telephone or Internet. We believe this section clearly advises Owners of the methods by which the Companies expect to receive communications from Owners.

          Lastly, in response to the Staff's comment, we have substituted the term "in Good Order" for the following phrases used throughout the prospectus:

               o    "in a form that we may require"

               o    "in a form acceptable to us"

               o    "in a form satisfactory to us"

     c. CAPITALIZED TERMS: We note that the Prospectus includes many capitalized terms that are not defined. Please define such terms or change them to lower case font. Please also replace the term "sub-account" with "Investment Portfolio" in the Prospectus and SAI, as appropriate.

          RESPONSE: We have reviewed the prospectus and confirmed that all capitalized terms are defined. With respect to our use of the term "sub-account," we respectfully decline to replace this term with "Investment Portfolio" throughout the prospectus. The term "sub-account" refers to a division of the Separate Account and is not synonymous with "Investment Portfolio," which means a specific portfolio of an underlying mutual fund offered as an investment option that is available under the contract. (As noted in the

Keith A. Gregory                                             [LOGO OF REEDSMITH]
October 29, 2014
Page 4

          section "OTHER INFORMATION - The Separate Account," the Separate Account "is divided into sub-accounts.") In reviewing the prospectus, we have confirmed that the term sub-account is appropriate in the instances where it is used. We also note that the term "sub-account" is used in the sections of the SAI that describe the independent registered accounting firm of the Companies and the financial statements. The wording of these sections is subject to the review and approval of the Companies' independent registered public accounting firm and as such, we believe "sub-account" is the term preferred by them in these instances.

4.   Reservations of Rights: Please review the Prospectus and in each case
     ----------------------
     where the Registrant reserves the right to change, cancel or modify a benefit or contract term, please ensure that information concerning the circumstances under which the change would be made, who may approve it and the time period and form of notice to Owners is disclosed. For example,
     (i) on page 16, please include appropriate information with respect to rejecting an application; (ii) on page 23, please consider including a reference to page 36 with respect to suspensions or restrictions on transfer privileges and (iii) on page 49, with respect to the registrant's ability to make certain changes to the Separate Account, please provide information regarding notice that will be provided to contract Owners. See Item 7(c) of Form N-4.
                      ---

          RESPONSE: In response to the Staff's comments, on page 23 of the prospectus we have included a reference to "6. ACCESS TO YOUR MONEY - Suspension of Payments or Transfers" on page 37 with respect to suspensions or restrictions on transfer privileges, and on page 50 we have revised the last sentence of the third paragraph under the caption "The Separate Account" to read as follows: "If we do so, we will notify you of any such changes and we guarantee that the modification will not affect your Account Value." With respect to the change requested on page 16, we note that as a matter of state law, insurance companies may reject any application for any lawful reason. Therefore, we respectfully decline to include disclosure that would purportedly serve as an exhaustive list of the reasons for which the Companies may reject an application. In addition, we believe that Item 7(c) of Form N-4 addresses changes that can be made in the variable annuity contract, and rejection of an application for a contract does not constitute a change in the variable annuity contract.

5.   Free Look: On page 6, the disclosure indicates that, upon cancellation
     ---------
     within the 10 day period, the Owner receives the Contract value based on the performance of the Investment Portfolios. Please clarify how the Fixed Account allocations operate during the "Free Look" period.

          RESPONSE: In response to the Staff's comment, we have added disclosure under the section of the prospectus titled "HIGHLIGHTS - Free Look."

6.   Fee Table and Expense Example (pp. 7-8, 13-14): The Owner Transactions
     -----------------------------
     Expenses Table lists the Standard Version fees followed by the C Share Option fees. The Separate Account Annual Expenses Table and the Expense Example reflect the C Share Option fees followed by the Standard Version fees. For consistency, please present the information for each class in the same order for the Fee Tables and the Expense Example.

Keith A. Gregory                                             [LOGO OF REEDSMITH]
October 29, 2014
Page 5

          RESPONSE: In response to the Staff's comment, we have revised the Separate Account Annual Expenses Table and the Expense Example to present information for the C Share Option and the Standard Version in the same order as the Owner Transactions Expenses Table.

7.   Investment Portfolio Expenses (pp. 10-12): The Prospectus includes
     -----------------------------
     additional tables showing annual operating expenses separately for each Investment Portfolio. Instruction 20 to Item 3 of Form N-4 requires that such additional tables should be prepared in the format and in accordance with the instructions prescribed by Item 3 of Form N-1A. Please revise the table accordingly. For example:

     a. TABLE HEADING: Please replace the table heading "Contractual Expense Subsidy or Deferral" with "Fee Waiver [and/or Expense Reimbursement]". Please also make a corresponding change to the narrative preceding the Expense Example. See Instruction 3(e) to Item 3 of Form N-1A.
                      ---

          RESPONSE: We have made the requested changes.

     b. FOOTNOTES: As some of the Investment Portfolios are "new funds" (e.g.,
                                                                         ----

     Van Eck VIP Long/Short Equity Index Fund), please include a footnote to the "Other Expenses" and "Acquired Fund Fees and Expenses" line items indicating that these items are based on estimated amounts for the current fiscal year, where appropriate. See Instructions 3(f)(vi) and 6(a) to Item
                                     ---
     3 of Form N-1A.

          RESPONSE: We have made the requested change.

     c. FEE WAIVERS: For funds that have contractual fee waivers, please confirm that such fee waivers extend for more than one year from the effective date of this registration statement. Please include disclosure stating waiver's expected termination date and briefly describe who can terminate the arrangement and under what circumstances. See Instruction 3(e) to Item 3 of
                                               ---
     Form N-1A.

          RESPONSE: With respect to the Staff's comment regarding the period for which the fee waiver or expense reimbursement is expected to continue, we respectfully note that the existing disclosure on page 12 of the prospectus satisfies the requirements of Instruction 3(e) to Item 3 of Form N-1A. The existing disclosure in the prospectus states that any fee waivers or expense reimbursement arrangements reflected in the table of Investment Portfolio Expenses will remain in effect for at least one year from the date of the portfolio company's prospectus. We believe that Instruction 20 to Item 3 of Form N-4 and Instruction 3(e) to Item 3 of Form N-1A, when read together, only require disclosure of the period for which the expense reimbursement or fee waiver arrangement is expected to continue, as of the date of the effective date of the registration statement of the portfolio company. We do not read these provisions of Form N-4 and Form N-1A as requiring separate account registrants to ensure the contractual fee waivers and/or expense reimbursement arrangements that their portfolio companies may enter into with third parties remain in effect for at least one year from the effective date of the separate

Keith A. Gregory                                             [LOGO OF REEDSMITH]
October 29, 2014
Page 6

          account registration statement; the obligation of the separate account registrant only is to accurately disclose these arrangements to keep investors informed. We are aware of other variable annuity separate account registrants that follow this disclosure convention as well. Most importantly, we note that a particular fund may be a portfolio company for many different insurance company products, and it would be unworkable if the fund had to obtain extensions of its contractual fee waiver/expense reimbursement arrangements based on the effective date of the registration statement for each such insurance company product.

          With respect to the Staff's comment regarding disclosure of "who can terminate the arrangement and under what circumstances," we respectfully submit that this disclosure is already provided. The paragraph following the table states that "arrangements that may be terminated without the consent of the Investment Portfolio's board of directors or trustees, are not shown." In other words, fee waiver or expense reimbursement arrangements are disclosed only when an arrangement cannot be terminated without the express consent of the portfolio company's board of directors or trustees. We believe this disclosure satisfies the objectives of Instruction 3(e) to Item 3 of N-1A. We further note that in accordance with a specific Staff comment received several years ago, we eliminated footnotes from the Investment Portfolio Expenses table on an enterprise-wide basis, replacing the footnotes with a standalone paragraph after the table that provides omnibus disclosure. We have consistently used this table format since that time. In view of the fact that we believe the existing disclosure is adequate, and that the requested change is contrary to prior Staff guidance and would necessitate a burdensome, enterprise-wide update to over 200 disclosure documents, we respectfully decline to make the requested change.

8.   Example (p.13): For clarity, please consider replacing each reference to
     -------
     "optional death benefit" with "Optional Return of Premium Death Benefit."

          RESPONSE: The requested revision has been made.

9.   The Annuity Contract (p. 15): Please delete the subsection entitled
     --------------------
     "Frequent or Large Transfers" from the section "The Annuity Contract" or combine it with the subsection entitled "Restrictions on Frequent Transfers." We note that describing such restrictions before a discussion of the ability to transfer Account Value may confuse contract owners.

          RESPONSE: We believe the separate subsection titled "Frequent or Large Transfers" is appropriate. The section "The Annuity Contract" presents an overview of the operation of the variable annuity contract. We believe a subsection containing an overview of the Company's policies and procedures to detect trading abuses is appropriately placed here because it serves to direct the investor's attention to more detailed information about those policies and procedures that is located elsewhere in the prospectus. Accordingly, we respectfully decline to make the requested change.

Keith A. Gregory                                             [LOGO OF REEDSMITH]
October 29, 2014
Page 7

10.  Fixed Account (pp. 15, 17):
     -------------

     a. STANDARD VERSION: On page 15, in the last paragraph of the left column, the prospectus states that the Fixed Account is not offered by the prospectus. On page 17, under the caption "Allocation of Purchase Payments," the disclosure indicates that Purchase Payments may be allocated to the Fixed Account and/or the Investment Portfolios. Please clarify that the Fixed Account is offered as an allocation option under the Standard Version of the Contract and explain why it is not offered by the prospectus (e.g., that interests in the Fixed Account are not registered), as
      ----
     appropriate.


          RESPONSE: The Companies have clarified the disclosure as requested to explain that (1) the Standard Version of the contract contains a Fixed Account option in most states, and that (2) the Fixed Account is not offered by the prospectus since interests in the Fixed Account are not securities under the federal securities laws.

     b. FIXED ACCOUNT RATES: On page 17, please explain the meanings of "guaranteed minimum rate" and "published maximum" with respect to the Fixed Account and identify where such information may be found.

          RESPONSE: In response to the Staff's comment regarding our use of the term "guaranteed minimum rate," we have revised the first bullet point of the second paragraph under the caption "Allocation of Purchase Payments" as follows:

          o the credited interest rate on the Fixed Account is equal to the guaranteed minimum rate indicated in your contract; or

          In addition, in the second bullet point of that paragraph, we have added disclosure clarifying that there is currently no maximum limit for Fixed Account allocations and that we will notify the contract holder of any such limit.

     c. FINANCIAL STRENGTH: On page 15, in the top right column, please state that any payments from the Fixed Account are subject to MetLife Investors USA Insurance Company's financial strength and claims paying ability.

          RESPONSE: The requested change has been made.

11.  Account Value (p. 18): On page 18, please explain that contract charges,
     -------------
     in addition to the investment performance of the Investment Portfolios, affect Accumulation Unit value. See Item 10(b) of Form N-4.
                                     ---

          RESPONSE: Registrants respectfully note that the purpose of this specific sentence is to focus on the particular importance of the varying nature of the investment performance of the underlying portfolios in determining Account Value. The disclosure following that sentence provides the full discussion required by Item 10(b) of Form N-1A.

Keith A. Gregory                                             [LOGO OF REEDSMITH]
October 29, 2014
Page 8

12.  Other Exchanges (pp. 18-19): Please clarify that an exchange into the C
     ---------------
     Share Option does not start a new surrender charge period.

          RESPONSE: We have made the requested revision.

13.  Investment Options (pp. 20-22): This section describes the various series
     ------------------
     trusts alternatively using the terms "open-end management company", "mutual fund" or "trust." Please consider using consistent terms when describing each such trust.

          RESPONSE: The descriptions of the Investment Portfolios have been revised to refer to each of the Investment Portfolios as a "mutual fund."

14.  Asset Allocation/Blueprint Models (pp. 26-27):
     ---------------------------------

     a. INDEPENDENT THIRD PARTY CONSULTANT: Please disclose the identity and address of the independent third party consultant. See Item 5(f) of
                                                        ---
     Form N-4. Please also supplementally state whether the consultant is registered as an investment adviser under the Investment Advisers Act of 1940 (Advisers Act). If so, please supplementally explain whether it is acting in its capacity as an adviser. If the Consultant not a registered adviser, please supplementally explain why it is not registered under the Advisers Act.

          RESPONSE: As previously stated, the asset allocation program is not part of the contract and is not offered through the respective prospectuses, but rather through the Form ADV Part II of MetLife Advisers. MetLife Advisers may select a different consultant from time to time, to the extent permitted under applicable law. In this regard, we believe the identity of the third party consultant is appropriately disclosed in the information that registered representatives will supply to potential investors who are interested in utilizing the asset allocation program. Accordingly, we respectfully decline to disclose the address and identity of the independent third party consultant in the prospectuses.

          The current independent third-party consultant is registered as an investment adviser under the Advisers Act. If, in providing services to MetLife Advisers, the consultant would be deemed to be acting as an investment adviser, the consultant would be deemed to be an investment adviser to MetLife Advisers, but not with respect to contract owners. In this regard, as you know, the Staff's concerns evidenced through the guidance it provided to registrants in 2005 were focused on making sure that there was an investment adviser in place in a dynamic asset allocation program, and that it was an appropriate response to these concerns for an insurer-affiliated adviser to hold itself out as investment adviser to contract holders with respect to the provisions of the asset allocation models.

     b. AFFILIATED ENTITIES: Please supplementally explain whether MetLife Advisers, LLC has the discretion to select an affiliated entity to act as consultant. If so, please disclose any conflicts of interest that may arise with respect to the asset allocation program, the company, and/or the Separate Account.

Keith A. Gregory                                             [LOGO OF REEDSMITH]
October 29, 2014
Page 9

          RESPONSE: Because the asset allocation program is offered to IRA contract holders, pursuant to Internal Revenue Code Section 4975 and Treasury and Department of Labor rules and regulations, MetLife Advisers would not select an affiliated entity as a consultant. Furthermore, the conflicts that could arise with respect to the asset allocation program if an affiliated consultant were engaged, are already disclosed in the prospectus because MetLife Advisers is an affiliate.

     c. BLUEPRINT MODELS: Please provide the staff with a copy of the current blueprint models.

          RESPONSE: In response to the Staff's request, we have attached a copy of the current Blueprint Models to this letter.

15.  Withdrawal Charges (p. 30): Please consider presenting a hypothetical
     ------------------
     example showing the effect of withdrawal charges on full and partial withdrawals.

          RESPONSE: We have carefully considered the Staff's request, but we do not believe the addition of a hypothetical example to the prospectus showing the effect of withdrawal charges on full and partial withdrawals would provide significant usefulness. Moreover, on an enterprise-wide basis, the prospectuses for our variable annuities reflect a consistent approach with respect to presentation of examples, and none of them includes a hypothetical example showing the effect of withdrawal charges on full and partial withdrawals. We believe it is important to maintain this consistent approach and respectfully decline to make the requested change.

16.  Death Benefit (pp. 37-39):
     -------------

     a. DUPLICATE DISCLOSURE: Please consider revising the Death Benefit disclosure by combining the general death benefits disclosure on pages 38-39 with the specific disclosure on pages 37-38. We note that such combined disclosure would eliminate duplicate text and assist investor understanding.

          RESPONSE: We have reviewed the Death Benefit disclosure and do not believe this section contains duplicative disclosure. Page 38 discusses how the identity of the owners and the number of beneficiaries affect the triggering of the death benefit; and pages 38 to 40 explain the operation of the death benefit provisions. Accordingly, we respectfully decline the request to combine the disclosure on these pages.

     b. CALCULATION OF DEATH BENEFIT (p. 37): The Prospectus states on page 37 that "[i]f the death benefit payable is an amount that exceeds the Account Value on the day it is determined, we will apply to the contract an amount equal to the difference between the death benefit payable and the Account Value, in accordance with the current allocation of the Account Value." For clarity, please preface this sentence with a statement indicating that it refers to the return of premium benefit and not the standard death benefit.

          RESPONSE: We have made the requested change.

Keith A. Gregory                                             [LOGO OF REEDSMITH]
October 29, 2014
Page 10

     c. DEATH BENEFIT PAYMENT OPTIONS (p. 38): For clarity, please disclose the death benefit payment options in one place with the attendant effect of the payment method on the calculation of the death benefit. For example, reference to the lump sum and annuity payment methods are made on page 38 but the effect each method on death benefit calculation appears elsewhere.

          RESPONSE: We do not believe the payment method has any effect on the calculation of the death benefit. Accordingly, we respectfully decline to make the requested change.

     d. RISK OF LOSS/REMAINING BENEFICIARIES (p. 37): On page 37, the disclosure indicates that the death benefit will be determined as of the time the first Beneficiary submits the necessary documentation in Good Order. Further disclosure indicates that any death benefit amounts held in the Investment Portfolios on behalf of the remaining Beneficiaries are subject to investment risk. Please clarify whether the first Beneficiary's interest is also subject to investment risk until the death benefit is paid. In addition, please clarify the meaning of "There is no additional death benefit guarantee."

          RESPONSE: In response to the Staff's comment, we have revised the second paragraph under the caption "8. DEATH BENEFIT - Upon Your Death" to clarify that only the amount of the death benefit payable to the first Beneficiary is guaranteed and as such, there is no other guarantee of the amount of the death benefit payable to any other Beneficiary.

     e. OPTIONAL DEATH BENEFIT - RETURN OF PREMIUM (p. 38): On page 38, in the second full paragraph in the left column, in line three (3), please replace "the death benefit" with "the optional death benefit."

          RESPONSE: We have replaced "the death benefit" with "the Return of Premium death benefit."

     f. SPOUSAL CONTINUATION (pp. 38-39): Under the caption "General Death Benefit Provisions," the prospectus discusses additional purchase payments (i.e., direct transfers from other Qualified or Non-Qualified Contracts
      ----
     held in the name of the decedent) that a Beneficiary can make under a new contract issued to a Beneficiary to facilitate the payment of a death benefit over time. Please disclose under the caption "Spousal Continuation" whether such additional purchase payments may be made in the context of a spouse electing to continue the contract.

          RESPONSE: In response to the Staff's comment, we have revised the last sentence of the first paragraph under the caption "8. DEATH BENEFIT - Spousal Continuation" to read as follows: "The terms and conditions of the contract that applied prior to the Owner's death will continue to apply, including the ability to make Purchase Payments, with certain exceptions described in the contract."

Keith A. Gregory                                             [LOGO OF REEDSMITH]
October 29, 2014
Page 11

STATEMENT OF ADDITIONAL INFORMATION

17.  Table of Contents (p. 2): Please conform the terms used in the Table of
     -----------------
     Contents and the headings in the SAI with those used in the Prospectus (i.e., "Historical Unit Values" and "Historical Accumulation Unit Values";
      ----
     and "Fixed Annuity" and "Fixed Account."

          RESPONSE: We have made the requested change.

18.  Item 18: Please confirm that all information required by Item 18 of Form
     -------
     N-4 has been disclosed, in particular Item 18(e).

          RESPONSE: We confirm that all information required by Item 18 of Form N-4, including Item 18(e), has been disclosed.

19.  Unaffiliated Underwriters or Dealers: Please provide the disclosure
     ------------------------------------
     required by Item 20(d) of Form N-4, if appropriate. We note that the Prospectus indicates that the Contract may be sold through unaffiliated dealers and distributors.

          RESPONSE: The Registrants have not made any of the types of payments that are required to be disclosed pursuant to Item 20(d) of Form N-4; accordingly, no disclosure is needed pursuant to Item 20(d).

POWER OF ATTORNEY

20. Please provide a Power of Attorney that relates specifically to this new Registration Statement as required by Rule 483(b) under the Securities Act, including an SEC 1933 Act registration number.

          RESPONSE: The Companies will revise the powers of attorney to include the name of the variable annuity contract, i.e., MetLife Investment
                                                     ----
          Portfolio Architect, and resubmit the powers with their pre-effective amendments to the Registration Statements.

TANDY REPRESENTATION

21. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

     Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

Keith A. Gregory                                             [LOGO OF REEDSMITH]
October 29, 2014
Page 12


     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o The registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

          RESPONSE: We will provide the requisite "Tandy representations" in subsequent correspondence requesting acceleration pursuant to Rule 461 under the Securities Act.

     We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208.

Very truly yours,

/s/ W. Thomas Conner
---------------------------
W. Thomas Conner

WC:gp

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